Exhibit 99.2

Hi Everyone,

My name is Grace Harlow, and I am an appraiser on the art acquisitions team here at Masterworks.

Our latest offering is a graphic 1984 painting by Jean-Michel Basquiat, one of the most influential artists of the late 20th century.

The Painting was created during the artist’s brief stay in Stockholm, and features important and iconic Basquiat motifs: two central crowned heads, executed over Xeroxed collage elements and text. The artist first experimented with Xerox art in 1979 and by 1983, he became so reliant on the medium that he purchased a Xerox machine for use in his studio.

The Painting is one of approximately 13 related works created in 1984, all of which share visually similar subjects and imagery, including crowned heads and Xeroxed crocodile drawings.

Our acquisitions team has been offered over 170 paintings by Basquiat, which represents an estimated 25% of total works in private circulation. Of these works, we have only acquired eight to be offered on our platform.

In 2021 alone, twelve Basquiat paintings achieved prices in excess of $10 million at auction, inclusive of Buyer’s Premium, and five of those paintings are now among the artist’s top ten auction records.

We are currently transitioning to a new format for how we rate individual artworks and artist markets.

For this particular work:

●	We rate “same sale appreciation” as “medium,” which represents the rate at which similar works have appreciated historically.

●	We rate “artist market liquidity” for this work as “very high,” meaning that Basquiat sells more dollar volume than most other artists.

●	We rate “artist market risk” as “low,” meaning that the percentage of Basquiat paintings to sell for a lost is low compared to other artists.

The prominence of the crowned heads in the Painting adds to its commercial appeal. Large-scale paintings featuring a single central head or skull currently hold the artist’s top three records at auction.

“Untitled,” from 1982, depicts a complex single skull against a vibrant blue background, and famously sold for a price of $110.4 million at Sotheby’s, New York in May 2017. This painting is currently Basquiat’s top auction record and is also the most expensive artwork by an American artist ever sold publicly.

“In This Case” and another untitled work from 1982, both of which also include large, central skulls, are the artist’s second and third auction records, sold in 2021 and 2016, respectively.

Jean-Michel Basquiat continues to enjoy a robust auction market. He was the top-selling Post-War and Contemporary artist in 2021, with total sales turnover in excess of $400 million, inclusive of Buyer’s Premium.

We are fortunate to be able to offer this work. Investing involves risk and past price performance is not indicative of future results.

Before investing, please be sure to carefully review the Offering Circular and see important Regulation A disclosures available at masterworks dot io slash cd.